Exhibit 99.1

ICON Reports First Quarter 2015

Highlights

  Quarter 1 net revenue increased 11% year on year to $388 million, a 13% increase on a constant organic dollar basis.
  Income from operations was $66.7 million or 17.2% of revenue as reported. Excluding a one off foreign exchange revaluation gain, operating margin equated to 16.4%.
  Earnings per share were 90 cents. Excluding the one off foreign exchange revaluation gain, earnings per share were 86 cents.
  Gross business wins were $516 million, representing a gross book to bill of 1.33. Net business wins were $454 million, representing a net book to bill of 1.17.
  As a result of foreign exchange movements, 2015 earnings guidance increased from a range of $3.45 - $3.60 to a range of $3.60 - $3.70 and revenue decreased from a range of $1,610 - $1,675 million to a range of $1,600 - $1,650 million.

DUBLIN--(BUSINESS WIRE)--April 28, 2015--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2015.

In the first quarter net revenue grew 11% year on year to $388.2 million from $349.6 million in the same quarter last year.

Income from operations was $66.7 million or 17.2% of revenue, compared to $43 million or 12.3% for the same quarter last year.

Net income was $56 million or 90 cents per share on a diluted basis, compared with $36.2 million or 57 cents per share for the same quarter last year.

Operating income margin in quarter 1 included a one off foreign exchange revaluation gain of approximately $2.9 million. When this is excluded, operating income margin in the quarter equated to 16.4% and earnings per share were 86 cents.

Taking into account recent foreign exchange movements, earnings guidance for the full year 2015 has been increased from a range of $3.45 - $3.60 to a range of $3.60 - $3.70 and revenue decreased from a range $1,610 - $1,675 million to a range of $1,600 - $1,650 million.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 47 days at March 31, 2015, compared with 40 days at the end of December 2014.

For the quarter ended March 31, 2015, cash generated from operating activities was $61.1 million and capital expenditure was $10.7 million. In addition during the quarter, the acquisition of MediMedia Pharma Solutions was completed for an initial cash consideration of $105 million. Consequently the company’s net cash amounted to $172 million at March 31, 2015, compared to net cash of $216 million at December 31, 2014.

CEO Ciaran Murray commented, "Our first quarter represents a solid start to 2015. Revenue grew by 13% year on year on a constant dollar organic basis. Excluding the one-time foreign exchange benefit, our operating margins expanded to 16.4% and earnings per share were 86 cents, an increase of 51% over last year. During the quarter we saw a further strengthening of the US dollar and as a result we have increased earnings guidance for the full year from a range of $3.45 - $3.60 to a range of $3.60 - $3.70 and decreased revenue guidance from a range of $1,610 - $1,675 million to a range of $1,600 - $1,650 million.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call today, April 28, 2015 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 81 locations in 38 countries and has approximately 11,200 employees. Further information is available at www.iconplc.com.

ICON plc Consolidated Income Statements (Unaudited) Three Months ended March 31, 2015 and March 31, 2014 (Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2015	2014

Gross Revenue	503,366	476,544

Reimbursable expenses	115,135	126,910

Net Revenue	388,231	349,634

Costs and expenses
Direct Costs	228,078	216,140
Selling, general and administrative	79,555	78,948
Depreciation and amortisation	13,925	11,548

Total costs and expenses	321,558	306,636

Income from operations	66,673	42,998

Net interest income / (expense)	(3)	91

Income before provision for income taxes	66,670	43,089

Provision for income taxes	(10,801)	(6,894)

Net Income	55,869	36,195

Net income per ordinary share
Basic	$0.93	$0.59

Diluted	$0.90	$0.57

Weighted average number of ordinary shares
Basic	60,281,059	61,776,643

Diluted	61,856,347	63,225,797

ICON plc Summary Balance Sheet Data March 31, 2015 and December 31, 2014 (Dollars, in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)

Cash and short-term investments	191,675	216,000
Debt	(20,000)	-
Net (debt)/cash	171,675	216,000

Accounts receivable	361,780	370,956
Unbilled revenue	156,595	146,163
Payments on account	(253,043)	(280,097)
Total	265,332	237,022

Working Capital	253,048	281,148

Total Assets	1,604,901	1,528,850

Shareholder's Equity	999,269	950,206

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development